SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 6)*


                           ORIENT-EXPRESS HOTELS LTD.
     ---------------------------------------------------------------------
                                (Name of Issuer)


                     Class A Common Shares, $0.01 Par Value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G67743107
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                           CR Intrinsic Investors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000

                                (with a copy to)

                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                            Attn: Adam M. Turteltaub

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 6, 2008
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------                              -----------------
CUSIP No. G67743107                                            Page 2 of 7 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                      (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,835,000 (see Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                              -----------------
CUSIP No. G67743107                                            Page 3 of 7 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investments, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                      (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,835,000 (see Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                              -----------------
CUSIP No. G67743107                                            Page 4 of 7 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                      (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,835,000 (see Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 6") amends the Schedule 13D filed on May 16, 2008 (the "Original
Schedule 13D") and amended on June 3, 2008 ("Amendment No. 1"), August 4, 2008 ("Amendment No. 2"), August 26, 2008 ("Amendment No. 3"), September 25, 2008 ("Amendment No. 4") and October 6, 2008 ("Amendment No. 5") (the Original
Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6 are collectively referred to herein as the "Schedule 13D"). This Amendment No. 6 relates to Class A common shares, $0.01 par value per share (the "Common Stock"), of Orient-Express Hotels Ltd., a Bermuda company (the "Issuer").

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

     On October 6, 2008, Valence, Oculus and CR Intrinsic Investors issued a press release announcing that independent proxy advisory firm PROXY Governance, Inc. recommended that shareholders of the Issuer vote in favor of the Proposed Resolutions at the Special General Meeting.

     This description of the press release does not purport to be complete and is qualified in its entirety by reference to the press release, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7.   Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1. Joint Filing Agreement (previously filed with Original Schedule 13D).

2. Joint Filing Agreement (previously filed with Amendment No. 1).

3. Agreement, dated as of June 2, 2008, by and between CR Intrinsic Investments, LLC, D. E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Valence Portfolios, L.L.C. (previously filed with Amendment No. 1).

4. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated July 24, 2008 (previously filed with Amendment No. 2).

5. Letter to D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC from Paul M. White, President & CEO of Orient-Express Hotels Ltd., dated August 1, 2008 (previously filed with Amendment No. 2).

6. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated August 4, 2008 (previously filed with Amendment No. 2).

7. Requisition Letters to the Board of Directors of Orient-Express Hotels Ltd. from Cede & Co., each dated August 22, 2008 (previously filed with Amendment No.
3).

8. Letter to the Board of Directors of Orient-Express Hotels Ltd. from D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C. and CR Intrinsic Investments, LLC, dated August 25, 2008 (previously filed with Amendment No. 3).

9. Proxy Statement, dated September 24, 2008, along with accompanying cover letter and proxy card (previously filed with Amendment No. 4).

10. Press Release, dated October 3, 2008, issued by D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C. and CR Intrinsic Investors, LLC (previously filed with Amendment No. 5).

11. Press Release, dated October 6, 2008, issued by D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C. and CR Intrinsic Investors, LLC (attached hereto as Exhibit 99.1).

                                   SIGNATURES


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2008


                                             CR INTRINSIC INVESTORS, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             CR INTRINSIC INVESTMENTS, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             STEVEN A. COHEN


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person